[NATIONAL INTERSTATE CORPORATION LETTERHEAD]

August 14, 2012

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn. Ms. Vanessa Robertson

Washington, D.C. 20549

Re:	National Interstate Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 8, 2012

File Number: 000-51130

Dear Ms. Robertson:

This letter is in response to comments made by the Staff of the Securities and Exchange Commission in its correspondence dated August 10, 2012 to National Interstate Corporation (the “Company”) with respect to the above-referenced filing.

The Company is in receipt of the Staff’s comment letter and is actively engaged in preparing a response. However, due to scheduling constraints, the Company is not able to respond within the requested ten (10) business day deadline included in the comment letter. Therefore, in accordance with our discussion with the Staff yesterday morning, the Company will respond to the Staff’s comment letter on or before September 7, 2012.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned or Matt Webb at (330) 659-8900. Thank you very much.

NATIONAL INTERSTATE CORPORATION

/s/ Julie A. McGraw
By: Julie A. McGraw
Its: Vice President and Chief Financial Officer

cc:	Joel Parker, Securities and Exchange Commission

Don Abbott, Securities and Exchange Commission

Karen Ubell, Securities and Exchange Commission

Jeffrey Riedler, Securities and Exchange Commission